Exhibit 99.3
Thomson Reuters PLC
Issues presented for consideration by the
General Meeting of Shareholders of
Thomson Reuters PLC
on May 7, 2008
THE FOLLOWING VOTING INSTRUCTION CARD RELATES TO A GENERAL MEETING OF THE SHAREHOLDERS OF THOMSON REUTERS PLC AND IS BEING SENT TO THE HOLDERS OF THOMSON REUTERS PLC AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG THOMSON REUTERS PLC, DEUTSCHE BANK TRUST COMPANY AMERICAS (THE “DEPOSITARY”), AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS

Address Change/Comments (Mark the corresponding box on the reverse side)

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Please Mark Here for Address Change or Comments	☐

SEE REVERSE SIDE

	FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD
01. David Thomson	☐	☐	☐	05. Mary Cirillo	☐	☐	☐	09. Sir Deryck Maughan	☐	☐	☐	13. John M. Thompson	☐	☐	☐
	FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD
02. W. Geoffrey Beattie	☐	☐	☐	06. Stephen A. Denning	☐	☐	☐	10. Ken Olisa	☐	☐	☐	14. Peter J. Thomson	☐	☐	☐
	FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD
03. Niall FitzGerald, KBE	☐	☐	☐	07. Lawton Fitt	☐	☐	☐	11. Richard L. Olver	☐	☐	☐	15. John A. Tory	☐	☐	☐
	FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD		FOR	AGAINST	WITHHOLD
04. Tom Glocer	☐	☐	☐	08. Roger L. Martin	☐	☐	☐	12. Vance K. Opperman	☐	☐	☐
													FOR	AGAINST	WITHHOLD
										16. The appointment of the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters			☐	☐	☐

Corporation and ratification of the appointment of the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and, the authorization of the Thomson Reuters board to fix the auditors’ remuneration and ratification of the authorization previously given to the Thomson Reuters board to fix the auditors’ remuneration.

Given on: 2008	Corporate or entity shareholder:	Name of signatory(ies):
Signed:	Name:
Individual Shareholder:	For and on behalf of the above shareholder by:	Title of signatory(ies):
Name:

▲FOLD AND DETACH HERE▲
The latest time for receipt by the Depositary of completed ADS voting instruction cards from registered holders of Thomson Reuters ADSs is 3:00 p.m. (Eastern time) on May 5, 2008.

Mail
Mark, sign and date
your voting instruction card and
return it in the
enclosed postage-paid envelope.